

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 21, 2018

<u>Via E-mail</u>
Joseph P. Pellegrino, Jr.
Chief Financial Officer
LeMaitre Vascular, Inc.
63 Second Avenue
Burlington, MA 01803

Re: **LeMaitre Vascular, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed March 9, 2017
            File No. 001-33092

Dear Mr. Pellegrino:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Kevin J. Kuhar

            Kevin J. Kuhar
            Accounting Branch Chief
            Office of Electronics and Machinery